UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 12 July, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)

RECOGNITION OF AMCU AT DRIEFONTEIN

Westonaria, 12 July 2013: Sibanye Gold Limited (JSE: SGL & NYSE:
SBGL) reports that it has recognised the Association of
Mineworkers and Construction Union (AMCU) as the majority labour union at its Driefontein Operations (Driefontein).

The agreement reached with AMCU at Driefontein is consistent with the prior agreement held with the National Union of Mineworkers
(NUM), which was previously the majority, recognised union and similar recognition agreements at its other operations.

Sibanye Gold upholds the Right of Freedom of Association and looks forward to the same constructive relationship with AMCU at
Driefontein as it continues to have with NUM, Solidarity and the
United Association of South Africa (UASA).

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 12, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer